UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM SD

Specialized Disclosure Report

BALL CORPORATION
(Exact name of Registrant as Specified in Charter)

Indiana	001-07349	35-0160610
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File No.)	Identification No.)

10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO	80021-2510
(Address of principal Executive Offices)	(ZIP Code)

Janice L. Rodriguez	303-469-3131
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by the Company (herein referred to as “Ball,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Ball supplies innovative, sustainable packaging solutions for beverage, food and household products customers, as well as aerospace and other technologies and services primarily for the U.S. government. Our principal products include metal packaging for beverage, food and household products, as well as components related to aerospace and other technologies. We conducted an analysis of our products and found that some of our products contain Conflict Minerals which are necessary to their functionality or production.

Reasonable Country of Origin Inquiry

This Form SD requires that we briefly describe the good faith reasonable country of origin inquiry (“RCOI”) that was conducted to determine whether any Conflict Minerals contained in our products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

We began our RCOI in early 2013. We identified vendors in our supply chain that would potentially have Conflict Minerals from the Covered Countries in the materials and/or components supplied to Ball. The suppliers that were identified were sent a questionnaire requesting information pertaining to the source of 3TG in their materials and products. The questionnaire was based on the questions in the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) conflict minerals reporting template (the “Reporting Template”). In addition to the questionnaire that was sent to the relevant suppliers, we also attached a supplier certification, asking suppliers to certify that they do not supply any products that contain Conflict Minerals from the Covered Countries. Throughout 2013, we reviewed responses received from suppliers and tracked the results.

In December of 2013, the Reporting Template was sent to the relevant suppliers, again requesting information regarding the source of Conflict Minerals contained in materials and/or components, including the source of Conflict Minerals contained in any recycled or scrap materials. We again reviewed the responses and tracked the results.

We were able to confirm that some suppliers provide materials and/or components that contained Conflict Minerals entirely from recycled or scrap metal. Less than one percent (<1%) of the suppliers that responded to our survey indicated that Conflict Minerals from the Covered Countries were included in their materials and/or components; however, these suppliers also indicated that the relevant smelters through which their Conflict Minerals were processed are smelters that participate in the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program. We have attached a CMR to this Form SD, which includes a description of our due diligence as Exhibit 1.02. The CMR is also publicly available at http://www.ball.com/images/ball_com/uploads/Ball_2014_Conflict_Minerals_Report.pdf.

Section 2 – Exhibits

Exhibit 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BALL CORPORATION
(Registrant)

/s/ Charles E. Baker, Vice President, General Counsel, and Corporate Secretary	June 2, 2014
By (Signature and Title)*	Date

*Print name and title of the registrant’s signing executive officer under his or her signature

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